Exhibit 99.84

Canopy Growth Adds Manitoba-Based Licensed Producer Delta 9 to the CraftGrow Family

WINNIPEG and SMITHS FALLS, ON, Nov. 28, 2017 /CNW/—Canopy Growth Corporation (TSX: WEED) (“Canopy Growth” or the “Company”) is pleased to announce it has entered into a distribution agreement with Winnipeg-based Delta 9 Cannabis Inc. (TSXV: NINE) (“Delta 9”), an existing Licensed Producer under the Access to Cannabis for Medical Purposes Regulations (“ACMPR”). Delta 9 will offer their well-established cannabis products through Canopy Growth’s curated CraftGrow line via Tweed Main Street’s online store, alongside other high-quality cannabis varieties grown by a diverse set of producers.

Delta 9 was founded in 2012, and quickly became the fourth fully licensed producer and distributor of medical cannabis in Canada. Currently operating an 80,000 sq. ft. production facility in East Winnipeg, Delta 9 is focused on growing small batch, hand trimmed medical cannabis strains in its innovative, self-designed Grow Pod systems. As Manitoba has recently unveiled its proposed cannabis distribution model, which includes private sales, Delta 9 will work with Canopy Growth to continue to serve the local market with consistent high-quality standardized cannabis products, while gaining access to consumers across the country through Canopy Growth’s online marketplace: www.tweedmainstreet.com.

“We recognize the varied needs of our patients and through the CraftGrow program we aim to bring them the highest quality products from a variety of producers that each bring a unique offering forward,” said Mark Zekulin, President of Canopy Growth Corporation. “This is the ninth participant in the CraftGrow program, and we are particularly excited to see one of the earliest established producers in our sector come on board. We want to promote the value of our platform approach and welcoming Delta 9’s products to our shop speaks volumes to the CraftGrow program’s potential.”

Canopy Growth’s CraftGrow line aims to build an ecosystem of high-quality cannabis options for patients across the country. As the newest member of the CraftGrow family, Delta 9 will gain direct access to Canopy Growth’s extensive operational, distribution, marketing and sales infrastructure through the Tweed Main Street online marketplace where a gram is shipped on average every 4 seconds. Its sector-leading fulfillment centre then ships these orders to customers all across the country.

“Our company is excited to further our growing partnership with Canopy Growth,” said Delta 9 CEO John Arbuthnot. “We are already working closely on a project to jointly serve the growing market in Manitoba; this project brings Delta 9’s craft grown cannabis products to a wider national audience through Canopy’s well-established CraftGrow network.”

Canopy Growth is committed to growing a thriving cannabis marketplace that offers diversity of producers and products to valuable customers. The CraftGrow program is an integral part of an effective cannabis ecosystem, and the addition of Delta 9 strengthens the program and supports ongoing success.

Here’s to Future CraftGrowth.

About Tweed

Tweed is a globally recognized cannabis production brand. It has built a large and loyal following by focusing on quality products and meaningful customer relationships. Tweed doesn’t just sell cannabis, it facilitates a conversation about a product we’ve all heard about but haven’t met intimately yet. It is approachable and friendly, yet reliable and trusted. As cannabis laws liberalize around the world, Tweed will expand its leading Canadian position around the globe. Learn more at www.tweed.com.

About Canopy Growth Corporation

Canopy Growth is a world-leading diversified cannabis company, offering distinct brands and curated cannabis varieties in dried, oil and capsule forms. Through its wholly-owned subsidiaries, Canopy Growth operates numerous state-of-the-art production facilities with over 700k sq. ft. of licensed production, over 500k sq. ft. of which is GMP-certified. Looking forward to 2018, Canopy Growth and its affiliates are developing a production platform that will represent 3.2 million sq. ft. of indoor and greenhouse production capacity, all operated with world-leading production, quality assurance procedures, value-add post processing, research, and testing. Canopy Growth has established partnerships with leading sector names in Canada and abroad, with interests and operations spanning seven countries and four continents. The Company is proudly dedicated to educating healthcare practitioners, providing consistent access to high quality cannabis products, conducting robust clinical research, and furthering the public’s understanding of cannabis. For more information visit www.canopygrowth.com.

About Delta 9

Delta 9 Cannabis Inc., through its wholly-owned subsidiary, Delta 9 Bio-tech, is a licensed producer of medical marijuana pursuant to Health Canada’s Access to Cannabis for Medical Purposes Regulations (ACMPR). The company operates an 80,000-square foot, expandable, state-of-the-art production facility in Winnipeg, Manitoba, Canada. For more information please visit www.Delta9.ca.

Notice Regarding Forward Looking Statements

This news release contains forward-looking statements. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “estimates”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Canopy Growth Corporation, its subsidiaries, or its affiliates to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Examples of such statements include future operational and production capacity, the impact of enhanced infrastructure and production capabilities, and forecasted available product selection. The forward-looking statements included in this news release are made as of the date of this news release and Canopy Growth Corporation does not undertake an obligation to publicly update such forward-looking statements to reflect new information, subsequent events or otherwise unless required by applicable securities legislation.

Neither the TSX Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Exchange) accepts responsibility for the adequacy or accuracy of this release.

SOURCE Canopy Growth Corporation

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For further information: Jordan Sinclair, Director of Communications, Jordan@tweed.com, 613-769-4196; Investor Relations, Tyler Burns, Tyler.burns@canopygrowth.com, 855-558-9333 ex 122; Director: Bruce Linton, tmx@tweed.com

CO: Canopy Growth Corporation

CNW 07:00e 28-NOV-17